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Marc O. Williams, Esq.
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6145 tel 212 701 5843 fax marc.williams@davispolk.com

October 2, 2020

Re:     Immunomedics, Inc.

Schedule TO-T filed on September 24, 2020

Filed by Maui Merger Sub, Inc. and Gilead Sciences, Inc.

File No. 005-35857

Mr. Valian A. Afshar

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Dear Mr. Afshar:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated September 30, 2020 (the “Comment Letter”) regarding the above-referenced Schedule TO-T of Gilead Sciences, Inc. (“Parent”) and Maui Merger Sub, Inc. (“Purchaser”) as filed with the Commission on September 24, 2020 (the “Schedule TO”). In conjunction with this letter, Parent and Purchaser are filing via EDGAR, for review by the Staff, Amendment No. 2 to the Schedule TO (“Amendment No. 2”).

Please find enclosed three copies of Amendment No. 2. The changes reflected in Amendment No. 2 include those made in response to the comments of the Staff in the Comment Letter. The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have also included the text of the applicable comment in the Comment Letter in bold immediately before each response. All defined terms in this letter have the same meaning as ascribed to them in the Schedule TO, unless otherwise indicated.

Exhibit (a)(1)(A) — Offer to Purchase

Terms of the Offer, page 11

1.                                      We note the following statement on page 13: “Without Immunomedics’ consent, there will not be a subsequent offering period for the Offer.” Please advise us how the conditional nature of this statement complies with Item 1004(a)(1)(iv) of Regulation M-A, or revise the statement accordingly.

In response to the Staff’s comment, Parent and Purchaser have revised the fifteenth sentence of Section 1 (“Terms of the Offer”) of the Offer to Purchase as follows: “Purchaser will not provide for any subsequent offering period following the Expiration Date.”

Conditions of the Offer, page 53

2.                                      We note your statement on page 55 that the Offer conditions “may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions (including any action or inaction by Parent or Purchaser).” Conditions that are subjectively determinable or within the control of a bidder may result in the Offer being deemed illusory in contravention of Section 14(e) of the Exchange Act. Please revise this statement to remove the implication that the Offer conditions may be triggered by your action or inaction.

In response to the Staff’s comment, Parent and Purchaser have deleted “(including any action or inaction by Parent or Purchaser)” from the penultimate sentence of Section 13 (“Conditions of the Offer”) of the Offer to Purchase.

3.                                      We note the following statement on page 55: “The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration of the Offer (except for conditions relating to government regulatory approvals).” This statement suggests that you may become aware that an Offer condition has been triggered or otherwise has become incapable of being satisfied, yet the Offer may proceed without a disclosure being made. As stated elsewhere in the Offer to Purchase, however, the Offer materials must be amended to disclose material changes. To the extent you become aware of any condition being “triggered” that would enable you to terminate the Offer or otherwise cancel your obligation to accept tenders, and you elect to proceed with the Offer, we view that decision as being tantamount to a waiver of the condition and a material change to the Offer. Accordingly, please revise this disclosure to avoid any inconsistency with respect to your stated understanding of your planned treatment of material changes.

Parent and Purchaser respectfully acknowledge awareness of the Staff’s position in this regard without necessarily agreeing with that position, and in response to the Staff’s comment, Parent and Purchaser have revised the last sentence of Section 13 (“Conditions of the Offer”) of the Offer to Purchase as follows: “The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration of the Offer (except for conditions relating to government regulatory approvals), in each case subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC.”

Exhibit (a)(1)(B) — Letter of Transmittal

4.                                      We note the following statement: “Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.” Please revise this statement to remove the implication that stockholders may not challenge Purchaser’s interpretations in a court of competent jurisdiction, consistent with the qualification contained in similar statements throughout the Letter of Transmittal and Offer to Purchase.

In response to the Staff’s comment, Parent and Purchaser have revised the last sentence of the first paragraph on page 11 of the Form of Letter of Transmittal as follows: “Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding, subject to the rights of the tendering holders of Shares to challenge Purchaser’s determination in a court of competent jurisdiction.”

Exhibit (a)(1)(E) — Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

5.                                      Please revise the following statement in conformity with any revisions you make in response to comment #4 above: “The undersigned understands and acknowledges that all questions as to validity, form and eligibility of the surrender of any certificate representing Shares submitted on my behalf will be determined by Purchaser and such determination shall be final and binding.”

In response to the Staff’s comment, Parent and Purchaser have revised the second sentence of the second paragraph on page three of the Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees as follows: “The undersigned understands and acknowledges that all questions as to validity, form and eligibility of the surrender of any certificate representing Shares submitted on my behalf will be determined by Purchaser and such determination shall be final and binding, subject to the rights of the tendering holders of Shares to challenge Purchaser’s determination in a court of competent jurisdiction.”

Parent and Purchaser acknowledge that (1) Parent and Purchaser are responsible for the adequacy and accuracy of the disclosure in their filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (3) neither Parent nor Purchaser may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-6145 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Marc O. Williams

Marc O. Williams, Esq.

cc:             Brett A. Pletcher, Esq., Gilead Sciences, Inc.

Cheryl Chan, Esq., Davis Polk & Wardwell LLP

Adam O. Emmerich, Esq., Wachtell, Lipton, Rosen & Katz

Victor Goldfeld, Esq., Wachtell, Lipton, Rosen & Katz